KPMG LLP was previously the principal accountants for Reserve Liquid Performance Money Market Fund (the "Fund").  On December 14, 2007, that firm was dismissed and Ernst & Young LLP was engaged as principal accountants.  The decision to change accountants was approved by the audit committee of the board of directors.
During the fiscal year ended May 31, 2007 and the period from January 11, 2006 (commencement of operations) through May 31, 2006, and the six-month interim period ended November 30, 2007, there were no: (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.
The audit reports of KPMG LLP on the financial statements of the Fund as of and for the fiscal periods ended May 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.
A letter from KPMG LLP is attached as Exhibit 1.